UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934 For the month of June 2025
Commission File Number: 001-42186

BLOOMZ INC.
Cricket Square, Hutchins Drive, P.O. Box 2681
Grand Cayman, KY1-1111, Cayman Islands

Shareholders Equity Update in Accordance with Nasdaq Listing Rule 5550(b)(1)

BloomZ, Inc. the Company hereby reports that, based on its unaudited internal financial statements, the Company shareholders equity as of June 3, 2025 is $19M. This amount includes pro forma adjustments to reflect all capital activities completed through that date, including a $14M PIPE financing completed on May 22, 2025.Accordingly, the Company shareholders equity exceeds the minimum requirement of $5M as set forth under Nasdaq Listing Rule 5550(b)(1).
Based on the foregoing, the Company believes it has regained compliance with the continued listing requirements of The Nasdaq Capital Market and will continue to monitor and maintain such compliance on an ongoing basis.

Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements that involve risks and uncertainties. These statements are based on current expectations and assumptions that are subject to change. Actual results may differ materially from those described.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BloomZ Inc.

By: /s/ Ryoshin Nakade
Name: Ryoshin Nakade
Title: Co-Chairman and Co-CEO
Date: June 4, 2025